                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                           For the Month of April 2004

                                  ------------

                         (Commission File. No 0-20390).

                                   -----------

                            ID BIOMEDICAL CORPORATION
                            -------------------------
                  (Translation of registrant's name in English)

              1510 - 800 West Pender Street, Vancouver, BC V6C 2V6
              ----------------------------------------------------
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314
                                                            ------------

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:   Form 20-F        40-F   x
                                                -----       -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                          Yes:         No:    x
                                                -----       -----

                                                          1630 Waterfront Centre
                                                              200 Burrard Street
                                                                   Vancouver, BC
                                                                         V6C 3L6
[LOGO]


                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
---------------------
TRADING SYMBOLS - NASDAQ - "IDBE", TSX - "IDB"
---------------

Contacts:         ID Biomedical Corporation
                  Dean Linden
                  Manager, Corporate Communications
                  (604) 431-9314
                  www.idbiomedical.com

For Immediate Release

                     ID BIOMEDICAL ANNOUNCES CONFERENCE CALL

VANCOUVER, BC - APRIL 19, 2004 - ID Biomedical announced today that the Company has scheduled a conference call and simultaneous web cast for Tuesday, April 20, 2004 at 10:00 am ET. The Company will be making a presentation and will discuss business development activities relating to the FluINsure(TM) vaccine. The presentation can be heard by dialing 604-677-8677 or 800-814-4859 and viewed by accessing the Company's website at www.idbiomedical.com.
                                   --------------------

The presentation will be archived until May 4, 2004. The number to access the archived conference call is 877-289-8525, pass code 21047504#.

ABOUT ID BIOMEDICAL

ID Biomedical is a biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology.

ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases, as well as vaccines against biological warfare agents. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has several vaccines in preclinical development.

                                                          1630 Waterfront Centre
                                                              200 Burrard Street
                                                     Vancouver, British Columbia
                                                                 CANADA, V6C 3L6
[LOGO]


                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
---------------------
TRADING SYMBOLS - NASDAQ - "IDBE", TSX - "IDB"
---------------

Contacts:         ID Biomedical Corporation
                  Dean Linden
                  Manager, Corporate Communications
                  (604) 431-9314
                  www.idbiomedical.com

For Immediate Release

                        ID BIOMEDICAL SIGNS AGREEMENT TO
                 ACQUIRE SHIRE PHARMACEUTICALS' VACCINE BUSINESS

VANCOUVER, BC, APRIL 20, 2004 - ID Biomedical Corporation and Shire Pharmaceuticals Group plc announced today that they have signed an Asset Purchase Agreement related to the sale of Shire's vaccine business to ID Biomedical. Closing of the transaction, which is conditional on approval of the Canadian government under certain government contracts, regulatory approvals and usual conditions of closing, is anticipated by no later than June 30, 2004.

Under the terms of the agreement, upon closing, ID Biomedical will acquire all of Shire's vaccine assets for a cash payment of US $60 million (payable $30 million on closing and $30 million on the first anniversary of closing) and subscription receipts allowing Shire to acquire approximately 5.4 million common shares of ID Biomedical representing additional consideration of US $60 million. The subscription receipts will have an exercise period of 18 months commencing 120 days after closing. Each of ID Biomedical and Shire will have the rights in certain circumstances to require the repurchase of the subscription receipts for cash. Those circumstances are under the direct control of ID Biomedical.


As part of the agreement, Shire will provide ID Biomedical with a loan facility of US $100 million to be used over a four year period to finance the continued development of the vaccine business that ID Biomedical is acquiring. This facility is repayable out of income from the non-Canadian sales of Fluviral, and pipeline vaccine product sales that are developed utilizing the funding facility. There are certain caps on the repayment obligations based on the amount drawn and the directed use of the funds.

 "The number one priority of ID Biomedical was to acquire an antigen supply for our intranasal FluINsure vaccine and through this acquisition we achieve this critical goal. ID Biomedical is now positioned to become a leading flu vaccine company with the potential to capture significant market share by providing products to both the traditional intramuscular, as well as the premium priced intranasal markets," said Anthony Holler, ID Biomedical's Chief Executive Officer. "Additionally, through the acquisition we will have one of the most attractive pipeline portfolios in the industry. ID Biomedical is positioned to become a major player in the vaccine industry."


Shire's vaccine business generated sales of approximately C$36 million in 2003. These revenues largely came from sales of Fluviral(R), a subunit, nonliving, intramuscular flu vaccine sold by Shire to the Canadian government. Currently, Shire is the 5th largest flu vaccine manufacturer in the world. In 200l, Shire's vaccine subsidiary entered into a contract worth up to C$300 million with the Canadian Government to supply public flu vaccine over the next several years, as well as guaranteeing to supply the entire population of Canada in the event of a flu pandemic. Upon a successful closing of the transaction, ID Biomedical expects to sell approximately 7 million doses of Fluviral to the Canadian government in 2004. Shire's vaccine unit also has a C$80 million agreement with Technology Partnerships Canada to develop a pipeline portfolio of protein-based or subunit vaccines.


Vaccine assets being acquired by ID Biomedical from Shire include a 120,000 sq. ft. influenza vaccine manufacturing and fill/finish plant in St. Foy, Quebec that is currently being expanded to 200,000 sq. ft. When the expansion is completed, manufacturing capacity from the St. Foy facility is expected to increase to over 40 - 50 million doses per year. Also included is a 68,000 sq. ft. Vaccine Research Centre currently under construction in Laval, Quebec, as well as a 60,000 sq. ft. fully integrated vaccine development and pilot manufacturing facility in Northborough, Massachusetts. All of the underlying property for each of these facilities is also being acquired.

ID Biomedical has engaged UBS Investment Bank of New York and Canaccord Capital Corporation of Canada to advise it in this transaction.

ABOUT SHIRE

Shire Pharmaceuticals Group plc (Shire) is a global specialty pharmaceutical company with a strategic focus on meeting the needs of the specialist physician and currently focuses on developing projects and marketing products in the areas of central nervous system (CNS), gastrointestinal (GI), and renal diseases. Shire has operations in the world's key pharmaceutical markets (US, Canada, UK, France, Italy, Spain and Germany) as well as a specialist drug delivery unit in the US.

For further information on Shire, please visit the Company's website: www.shire.com
-------------

ABOUT ID BIOMEDICAL

ID Biomedical is a biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology.

ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases, as well as vaccines against biological warfare agents. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has several vaccines in preclinical development.

THE FOREGOING INFORMATION CONTAINS SO-CALLED "FORWARD-LOOKING" STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH MAY BE INDICATED BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES, AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (I) THE POSSIBILITY THAT THE TRANSACTION CURRENTLY PROPOSED BETWEEN SHIRE PHARMACEUTICALS GROUP PLC AND ID BIOMEDICAL WILL TAKE LONGER THAN EXPECTED TO COMPLETE; (II) THE POSSIBILITY THAT SOME OR ALL OF THE CONDITIONS OF CLOSING FOR SUCH TRANSACTION WILL NOT BE SATISFIED OR WAIVED AND THAT SUCH TRANSACTION WILL, THEREFORE, BE TERMINATED BEFORE IT IS COMPLETED; (III) THE POSSIBILITY THAT THE TERMS OF SUCH TRANSACTION WILL BE ALTERED PRIOR TO COMPLETION THEREOF, INCLUDING AS MAY BE REQUIRED TO SATISFY CONDITIONS OF REQUIRED REGULATORY CONSENTS; (IV) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; (V) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; (VI) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; (VII) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; (VIII) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCTS; (IX) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCT; AND (X) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. THERE IS NO GUARANTEE THAT THE DEVELOPMENT PATH FROM PHASE I TO PHASE II TO PHASE III AND SO ON WILL BE EITHER LINEAR OR SUCCESSFUL. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ID Biomedical Corporation


                                      By:   /s/ Anthony F. Holler
                                         ---------------------------------------

                                      Anthony F. Holler, Chief Executive Officer

Date: April 20, 2004